Exhibit 17.2
March 16, 2010
PERSONAL AND CONFIDENTIAL
Mr. Stephen E. Myers
53 Aurora Street
Hudson, OH 44236
Dear Steve,
The Board of Directors of Myers Industries, Inc. hereby accepts your letter of resignation dated March 10, 2010. Your letter expresses a number of issues with which the Board disagrees. Your views and opinions have always been valued and considered, even when divergent from those of other members of the Board.
This Board views service as a director as a privilege, and not an entitlement. The Board consistently strives to bring greater independence, diversity of views, and skills to our Board. As was discussed with you in person at the Board meeting last week, your relationship with Myers Industries, Inc. has been an important one over the years, and your contributions many. The decision not to include you in the slate of nominees to the Board arose, in part, out of a recognition that you are usually unable to (or refuse to) address Board matters on a timely basis or in a forthright manner. We believe our decision not to include you as a nominee is in the best interests of the company and its shareholders.
Since you have chosen to voice specific allegations in your letter, the Board is compelled to respond to these statements to set the record straight.
•	Contrary to your assertion, the Board has not increased its compensation for independent director service since 2005. As you are aware, a review by Towers Watson in July, 2009 demonstrated that the direct compensation for independent directors at Myers Industries, Inc. fell well below the total compensation paid to directors at comparable peer companies.

•	With respect to strategic planning, you and the rest of the directors annually review in detail, and endorse, the company’s strategic plan, including most recently at a two day meeting in January 2010. The Board and management are confident that Myers Industries, Inc. adopted a very cohesive and coherent strategy, to wit: to invest, grow and optimize our portfolio of businesses through new product innovation, operations excellence, portfolio optimization such as

1293 South Main Street • Akron, Ohio 44301 • (330) 253-5592 • Fax: (330) 761-6156 • www.myersind.com	NYSE / MYE

Mr. Stephen E. Myers
March 16, 2010

development of high-value niche markets, defendable competitive advantages, strategic acquisitions, and maintaining a disciplined capital structure with strong cash flow. Given your historic role in the Company’s management, you have been integral to the development of that strategic plan. You have also been a champion of many of the strategic acquisitions made by the Company over the years.

•	The Board and management understand the value of in person meetings. You, along with the rest of the Company’s directors have busy travel schedules, and many charitable and professional commitments. Many of our directors live outside of Northeast Ohio. We view robust director participation in decisions and discussions as critical to good corporate governance and decision making, and therefore hold and schedule meetings in the manner that maximizes director participation in the time frame required. In addition, telephonic meetings, without the expense of travel reimbursements, are more cost effective than in person meetings, particularly when a single or perfunctory subject is to be addressed. Furthermore, in 2009, five of eight Board meetings were conducted in person.

•	The independent directors of the Board meet in executive session after each Board meeting. Your statement to the contrary is simply false.

•	The Board’s adoption of advance notice requirements for direct shareholder nominations of director candidates and shareholder proposals to be considered at our annual meetings is a legitimate exercise of the authority granted by our shareholders at last year’s meeting and permitted by Ohio corporate law. While you may view these requirements as an unacceptable burden on shareholders, many leading experts, as well as the courts of this state and others, endorse such measures as an effective means to bring structure to these processes and control the costs incurred by the company in responding.
We continue to wish you well in your future endeavors.
Sincerely,
Myers Industries, Inc.
Board of Directors
/s/ Richard P. Johnston
Richard P. Johnston, Chairman

1293 South Main Street • Akron, Ohio 44301 • (330) 253-5592 • Fax: (330) 761-6156 • www.myersind.com	NYSE / MYE